SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

NATIONAL PENN BANCSHARES, INC.

(Name of Issuer)

Common Stock (without par value)

(Title of Class of Securities)

63713810

(CUSIP Number)

ROBERT B. KNAUSS, ESQ.

MANAGING DIRECTOR  AND GENERAL COUNSEL

WARBURG PINCUS LLC

450 LEXINGTON AVENUE

NEW YORK, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MATTHEW M. GUEST, ESQ.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, NY 10019

(212) 403-1000

February 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Warburg Pincus Private Equity X, L.P. S.S. or I.R.S. Identification Nos. of Above Persons 26-0849130

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.81%*

14	Type of Reporting Person PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the 147,356,365 shares of common stock, without par value (the “Common Stock”) of National Penn Bancshares, Inc. (“National Penn”) outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

1	Name of Reporting Persons Warburg Pincus X Partners, L.P. S.S. or I.R.S. Identification Nos. of Above Persons 26-0869910

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.81%*

14	Type of Reporting Person PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the 147,356,365 shares of Common Stock of National Penn outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

1	Name of Reporting Persons Warburg Pincus X, L.P. S.S. or I.R.S. Identification Nos. of Above Persons 26-0403670

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.81%*

14	Type of Reporting Person PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the 147,356,365 shares of Common Stock of National Penn outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

1	Name of Reporting Persons Warburg Pincus X GP L.P. S.S. or I.R.S. Identification Nos. of Above Persons 26-0403605

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.81%*

14	Type of Reporting Person PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the 147,356,365 shares of Common Stock of National Penn outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

1	Name of Reporting Persons WPP GP LLC S.S. or I.R.S. Identification Nos. of Above Persons 47-2029791

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.81%*

14	Type of Reporting Person OO

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the 147,356,365 shares of Common Stock of National Penn outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

1	Name of Reporting Persons Warburg Pincus Partners, L.P. S.S. or I.R.S. Identification Nos. of Above Persons 13-4069737

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.81%*

14	Type of Reporting Person PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the 147,356,365 shares of Common Stock of National Penn outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

1	Name of Reporting Persons Warburg Pincus Partners GP LLC S.S. or I.R.S. Identification Nos. of Above Persons 47-1971658

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.81%*

14	Type of Reporting Person OO

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the 147,356,365 shares of Common Stock of National Penn outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

1	Name of Reporting Persons Warburg Pincus & Co. S.S. or I.R.S. Identification Nos. of Above Persons 13-6358475

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.81%*

14	Type of Reporting Person PN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the 147,356,365 shares of Common Stock of National Penn outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

1	Name of Reporting Persons Warburg Pincus LLC S.S. or I.R.S. Identification Nos. of Above Persons 13-3536050

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.81%*

14	Type of Reporting Person OO

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the 147,356,365 shares of Common Stock of National Penn outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

1	Name of Reporting Persons Charles R. Kaye S.S. or I.R.S. Identification Nos. of Above Persons

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.81%*

14	Type of Reporting Person IN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the 147,356,365 shares of Common Stock of National Penn outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

1	Name of Reporting Persons Joseph P. Landy S.S. or I.R.S. Identification Nos. of Above Persons

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.81%*

14	Type of Reporting Person IN

†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*   Calculation is based on the 147,356,365 shares of Common Stock of National Penn outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

Item 2.	Identity and Background

Item 2(a) is hereby amended by replacing it in its entirety with the following:

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Schedule 13D (the “Initial Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2010, as amended by Amendment No. 1, filed with the SEC on January 11, 2011, Amendment No. 2, filed with the SEC on September 19, 2011, Amendment No. 3, filed with the SEC on January 28, 2014 and Amendment No. 4, filed with the SEC on January 30, 2014 (as amended, the “Statement”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”); Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the general partner of WP X;  Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”) and the general partner of WP X LP, WPP GP LLC, a Delaware limited liability company (“WPP GP”) and the general partner of WP X GP, Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”) and the managing member of WPP GP, Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”) and the general partner of WP Partners, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP GP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages WP X, and Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-Chief Executive Officer of WP LLC, who may be deemed to control WP X, WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP and WP LLC (each of the foregoing, a “Warburg Pincus Reporting Person” and collectively, the “Warburg Pincus Reporting Persons”).  Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

All capitalized terms used herein which are not defined herein have the meanings previously given to such terms in the Statement.  Except as specifically amended by this Amendment No. 5, items previously reported in the Statement are unchanged.  All references in the Statement to the Warburg Pincus Reporting Persons shall be deemed to refer to the Warburg Pincus Reporting Persons as defined in this Amendment No. 5.

Item 2(c) is hereby amended by replacing the third, fourth, fifth, sixth and seventh sentences of the paragraph with the following:

The principal business of WP X GP is acting as the general partner of WP X LP.  The principal business of WPP GP is acting as the general partner of WP X GP.  The principal business of WP Partners is acting as general partner to certain private equity funds and as the managing member of WPP GP.  The principal business of WPP GP LLC is acting as the general partner of WP Partners.  The principal business of WP is acting as the ultimate general partner of certain private equity funds and as the managing member of WPP GP LLC.  The principal business of WP LLC is managing certain private equity funds, including WP X.  The principal business of each of Messrs. Kaye and Landy is acting as Managing General Partner of WP and Managing Member and Co-Chief Executive Officer of WP LLC.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph before the last paragraph of Item 4:

On February 4, 2015, WP X entered into a Share Repurchase Agreement with National Penn (the “February 2015 Share Repurchase Agreement”), pursuant to which WP X has agreed to sell to National Penn, and National Penn has agreed to purchase from WP X, 7,317,100 shares of Common Stock.  The purchase price for the shares of Common Stock is $10.25 per share, for an aggregate purchase price of approximately $75 million.  The transaction is currently scheduled to be completed on February 6, 2015.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by replacing it in its entirety with the following:

(a)                                 As of February 4, 2015, WP X may be deemed to beneficially own 18,882,172 shares of Common Stock, representing approximately 12.81% of the outstanding shares of Common Stock, based on the 147,356,365 shares of Common Stock of National Penn outstanding as of October 31, 2014 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons, other than WP X, may be deemed to beneficially own, in the aggregate, 18,882,172 shares of Common Stock, representing approximately 12.81% of the outstanding shares of Common Stock.  Each of WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP, WP LLC, and Messrs. Kaye and Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all shares of Common Stock of which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein.

(b)                                 See Item 5(a) above.

(c)                                  Other than as described in this Amendment No. 5, the Warburg Pincus Reporting Persons have not effected any transactions in the Common Stock of National Penn during the past 60 days.  The additional language added to Item 4 by this Amendment No. 5 is incorporated herein by reference.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following paragraphs before the last paragraph of Item 6:

On February 4, 2015, WP X entered into the February 2015 Share Repurchase Agreement with National Penn, pursuant to which WP X has agreed to sell to National Penn, and National Penn has agreed to purchase from WP X, 7,317,100 shares of Common Stock.  The purchase price for the shares of Common Stock is $10.25 per share, for an aggregate purchase price of approximately $75 million.  The transaction is currently scheduled to be completed on February 6, 2015.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into an agreement on February 5, 2015, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 3                                             Joint Filing Agreement, dated as of February 5, 2015, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X GP L.P., WPP GP LLC, Warburg Pincus Partners, L.P., Warburg Pincus Partners GP LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2015

WARBURG PINCUS PRIVATE EQUITY X, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X GP L.P., its general partner
	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X GP L.P., its general partner
	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

WARBURG PINCUS X, L.P.

	By:	Warburg Pincus X GP L.P., its general partner
	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

WARBURG PINCUS X GP L.P.

	By:	WPP GP LLC, its general partner
	By:	Warburg Pincus Partners, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

*                 Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the SEC on November 26, 2013, as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. (now known as Laredo Petroleum, Inc.) and is incorporated herein by reference.

EXHIBIT 3

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Statement on Schedule 13D including any amendments thereto. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date:  February 5, 2015

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:		Warburg Pincus X, L.P., its general partner
By:		Warburg Pincus X GP L.P., its general partner
By:		WPP GP LLC, its general partner
By:		Warburg Pincus Partners, L.P., its managing member
By:		Warburg Pincus Partners GP LLC, its general partner
By:		Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

By:		Warburg Pincus X, L.P., its general partner
By:		Warburg Pincus X GP L.P., its general partner
By:		WPP GP LLC, its general partner
By:		Warburg Pincus Partners, L.P., its managing member
By:		Warburg Pincus Partners GP LLC, its general partner
By:		Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X, L.P.

By:		Warburg Pincus X GP L.P., its general partner
By:		WPP GP LLC, its general partner
By:		Warburg Pincus Partners, L.P., its managing member
By:		Warburg Pincus Partners GP LLC, its general partner
By:		Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X GP L.P.

By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact